Filed by Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                         Registration File No.:  333-101556

Press release dated January 15, 2003


                        (PENNICHUCK CORPORATION LOGO)


                            FOR IMMEDIATE RELEASE

                              January 15, 2003


         NASHUA VOTERS APPROVE REFERENDUM REGARDING MUNICIPALIZATION
                                OF PENNICHUCK

Pennichuck Corporation (Nasdaq: PNNW) announced today that on January 14, 2003, the voters of the City of Nashua passed a referendum, by a vote of 6,525 to 1,867, authorizing the City to acquire, through an eminent domain taking or otherwise, some or all of the Pennichuck water works system serving inhabitants of the City and others.

Pursuant to New Hampshire law, the City has until February 13, 2003 to identify the Pennichuck assets that the City intends to acquire. Pennichuck would then have 60 days to respond to the City before the City would be able to move forward with an eminent domain proceeding.

The referendum does not, however, compel the City to pursue an eminent domain proceeding, and there can be no assurance that the City of Nashua would in fact acquire all or any portion of the Pennichuck water works. Pennichuck believes that any acquisition of its assets by eminent domain would likely involve protracted proceedings before the New Hampshire Public Utilities Commission and in other forums, especially if Pennichuck objects to the acquisition. Given the highly integrated nature of the Pennichuck water works system and the significant interests of other communities in Pennichuck's service area, the NH PUC would have to address a number of unprecedented issues related to Pennichuck's assets and operations outside the City of Nashua, including the portion of the Pennichuck assets that could or should be taken by eminent domain, and whether a taking of any portion of the Pennichuck water works system by eminent domain would be in the public interest.


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Maurice Arel, Pennichuck's President and Chief Executive Officer, stated
that Pennichuck is disappointed with the outcome of the referendum, noting that the Pennichuck directors unanimously believe that an acquisition of the Pennichuck water works system by the City of Nashua (or a regional water authority) is not the best strategic option available for Pennichuck's shareholders and its customers.

      * The amount of compensation that would have to be paid to Pennichuck if the City of Nashua (or a regional water authority) acquires the Pennichuck water works system by eminent domain is uncertain;

      * Pennichuck and its shareholders (either directly or indirectly) would likely experience adverse income tax consequences if the City of Nashua (or a regional water authority) acquires the Pennichuck water works system;

      * There is a substantial risk that those adverse tax consequences would adversely affect the value that Pennichuck shareholders ultimately would receive for their stake in Pennichuck if the City of Nashua (or a regional water authority) acquires the Pennichuck water works system;

      * In an eminent domain scenario, the City of Nashua (or a regional water authority) would not be bound to proceed with the acquisition of the Pennichuck water works system until the final terms were approved by the Board of Aldermen (or other governing body) and the City (or regional water authority) issued bonds or obtained other financing to fund the acquisition; and

      * Operation of a municipal utility by the City of Nashua (or a regional water authority) would pose significant issues related to the ability to operate an integrated regulated utility in an efficient manner that provides first class customer service.

Pennichuck and Philadelphia Suburban Corporation ("PSC") intend to evaluate fully how this development affects the PSC proposed acquisition of Pennichuck under the April 29, 2002 merger agreement. The agreement may be terminated by the parties in certain circumstances, and given the outcome of the referendum, there can be no assurances that the acquisition of Pennichuck by PSC will be completed.

Separately, Pennichuck and PSC intend to request a delay in the NH PUC hearings until mid-March to allow for such hearings to fall after the projected date for the Pennichuck's shareholder meeting.


                                *     *     *

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's revised preliminary proxy statement-prospectus filed with the SEC by PSC today under a Registration Statement on Form S-4. The preliminary proxy statement-prospectus is available for free in the manner set forth below.

Investors and security holders are advised to read the definitive registration statement and proxy statement-prospectus regarding the merger with PSC when it becomes available, because it will contain important information, including certain changes from the preliminary filings.

Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by PSC and Pennichuck at the SEC's website at www.sec.gov. The proxy statement-prospectus and such other documents may also be obtained from Pennichuck by directing such request to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060 or by calling (603) 882-5191.